[Letterhead of Orrick, Herrington & Sutcliffe LLP]

February 23, 2012	Brett E. Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Robert F. Telewicz Jr., Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited

Form 20-F for Fiscal Year Ended

March 31, 2011

Filed July 11, 2011

File No. 000-53776

Dear Mr. Telewicz:

On behalf of China Metro-Rural Holdings Limited (“China Metro”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 20-F in a letter dated February 9, 2012. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 6 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2011 Form 20-F.

Form 20-F

Item 5. Operating and Finance Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Properties, page 64

1.	In future periodic filings, please disclose separately the amount of external and internal costs capitalized for each year presented. Further, please specifically quantify the amounts of salaries capitalized. Provide us an example of your proposed disclosure.

Robert F. Telewicz Jr., Senior Staff Accountant

February 23, 2012

Response:    The Company notes the Staff’s comment and will include the information requested in future filings. The amount of external and internal costs capitalized will be disclosed separately and amounts of salaries capitalized will be specifically quantified and will be disclosed as follows:

During the fiscal year ended March 31, 2011, the amount of salaries capitalized in investment properties, investment properties under construction and properties under development were HK$37,000, HK$273,000 and HK$1,984,000, respectively. The amounts of external (construction costs only) and internal costs (salaries and other indirect expenses that are directly attributable to construction of properties) incurred and capitalized during the fiscal year ended March 31, 2011 were:

	Investment Properties HK$’000	Investment properties under construction HK$’000	Properties under development HK$’000

External costs	4,303	97,922	451,430
Internal costs	37	528	5,020

	4,340	98,450	456,450

Item 7. A Major Shareholders and Related Party Transactions

Certain Relationships and Related Transactions

Contracts with China South City, page 91

2.	It appears from the organizational chart on page 52 that the Company owns a 100% interest in China Northeast Logistics Cities. However, it appears from your disclosure on page 91 that Mr. Cheng and Mr. Leung own interests in China Northeast Logistics Cities. Please clarify for us whether the Company owns 100% of China Northeast Logistics Cities. In addition, please tell us whether the interests subject to the deed of option and undertaking with China South City are owned by the Company. If so, explain to us how you have accounted for the deed of option and undertaking agreement with China South City. Within your response, please reference the authoritative accounting literature relied upon.

Response:     The Company owns 100% of the equity interests of China Northeast Logistics City Co., Ltd. , the developer of the Tieling Project and 85% of the equity interests of China Northeast Logistics City Dezhou Co., Ltd. , the developer of the Dezhou project as indicated on the chart on page 52. The disclosure on page 91

Robert F. Telewicz Jr., Senior Staff Accountant

February 23, 2012

discusses a deed of option and undertaking between Mr. Cheng and Mr. Leung and China South City regarding “respective effective interests in China Northeast Logistics Cities.” The deed of option and undertaking, if exercised by China South City would require transfers by Mr. Cheng and Mr. Leung of their direct interests in Kindfar International Limited (“Kindfar”) and Zagat International Limited (“Zagat”), respectively, which are indirect holders of ordinary and preferred shares of the Company (which is, in turn the holder of interests in China Northeast Logistics City—Tieling and China Northeast Logistics City—Dezhou). Therefore, the interests subject to the deed of option and undertaking are interests of Mr. Cheng and Mr. Leung in entities that indirectly own the ordinary and preferred shares of the Company and not the interests of the Company in the projects. No accounting disclosure regarding the deed of option and undertaking are required in the Company’s Annual Report on Form 20-F.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 113

3.	You disclose, “No change, apart from items discussed under “Changes in Internal Control over Financial Reporting”, was made in our internal control over financial reporting during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” It does not appear that you have discussed any changes elsewhere in your filing. Please tell us if there were any changes made. To the extent there were no changes, please confirm for us that you will revise this language in your next periodic filing

Response:    There were no changes made. The Company confirms that the language in the next periodic filing will be revised to indicate the fact that there were no changes made.

Robert F. Telewicz Jr., Senior Staff Accountant

February 23, 2012

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(b) Basis of consolidation, page F-16

4.	It appears that your policy is to cease allocating subsidiary losses to non-controlling interests once the non-controlling interests’ share of subsidiary equity reaches zero unless the non-controlling interest holder has a binding obligation to fund losses. Please tell us how your policy complies with the requirements of paragraph IN7 of IAS 27 to allocate total comprehensive income to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Response:     In the second to last paragraph of page F-16 of the Form 20-F, it was disclosed that the Group’s accounting treatment for losses applicable to the non-controlling interest in excess of the non-controlling interest’s share of interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover losses.

As part of the revision to the International Accounting Standard No. 27, the newly added paragraph 28 requires that the Group allocate total comprehensive income to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. This paragraph was effective for accounting periods beginning on or after 1 July 2009 (and therefore applicable to the Company’s fiscal year ended March 31, 2011). During the drafting of the financial statements, this change in accounting policy was not reflected due to clerical error as the wording “except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover losses” was supposed to be deleted to reflect such changes. However, through the date of this response, the Company has never had a subsidiary where the accumulated losses attributable to non-controlling interests were in excess of the non-controlling interest’s share of interest in the respective subsidiary. Therefore, this clerical error in the disclosure has no substantive impact on the Group’s accounting for non-controlling interest in its subsidiaries for the fiscal year ended March 31, 2011. The Company will revise the accounting policy disclosure in future filings.

Note 29 – Trade and Other Receivables, page F-64

5.

We note that approximately HK$116,000,000 of your trade receivable balance is over 60 days past due as of 3/31/11 with approximately HK$54,000,000 over 120 days past due. Explain to us in greater detail

Robert F. Telewicz Jr., Senior Staff Accountant

February 23, 2012

how you determined that your allowance of HK$2,600,000 was adequate. In your response provide us with an update of the company’s collection efforts through the date of your response.

Response:    In assessing the amount of allowance, management uses individual assessments of the purchasers as well as collective assessments based on their risk profiles depending on the background of the purchasers. In addition, past experiences on the habits of purchasers and local banks in the area were also taken into account by the Company. An allowance of HK2.6 million was made as at March 31, 2011 was based on discounting certain balances to their present values based on their expected time of recovery after discussions with those purchasers whose balances were outstanding and over 120 days overdue. There are several reasons for which the trade receivable consists of relatively a large proportion of overdue balances, which are summarized as follows:

i) A longer period for settlement is exhibited in the general area where the project is located, namely Tieling City of Liaoning province (a 3rd tier city).

ii) Some of the Company’s purchasers are not experienced in the mortgage application process, require a longer-than-normal period to present all required documentation and often initially present insufficient or incorrect documentation – all of which leads to delays in receiving the mortgage funding to complete the purchase.

iii) Some members of the Company’s staff are responsible for assisting purchasers with the mortgage application process with the lending banks. Miscommunications between the Company’s staff responsible for assisting purchasers to make mortgage arrangements and the lending banks including misunderstanding concerning documents required by banks has resulted in incorrect or insufficient documentation being requested from purchasers initially. This has resulted in mortgage applications (and therefore funding of the purchases) being delayed.

In view of the above issues and management’s desire to ensure an effective and efficient method of AR recovery, the Company, during the second half of calendar year 2010, has hired an experienced banker who has extensive experience in retail and commercial banking in China. This new staff member is responsible to oversee the mortgage application assistance the Company provides to its purchasers. Thorough assessments have been made on all outstanding trade receivable balances and improvements have been made for the mortgage application assistance provided for purchasers.

Up to the date of this response, of the HK$116,398,000 trade receivables that were 60 days overdue as at March 31, 2011, HK$48,604,000 attributable to balances that were 60 days overdue was settled and HK$41,004,000 attributable to balances that were 120 days overdue was settled as of the date of this response. As for the remaining HK$14,151,000 and HK$12,639,000 that were attributable to

Robert F. Telewicz Jr., Senior Staff Accountant

February 23, 2012

“over 60 days overdue” and “over 120 days overdue” as at March 31, 2011, management is still working on their recovery such as offering alternative settlement plans, on the outstanding balance for those who are willing to switch from bank mortgages to lump sum payment which was not anticipated at the time of the assessment and up to the date of the Form 20-F. Management will continue to recover those outstanding balances and to closely assess those balances at the next balance sheet date to ensure that adequate allowances are made.

Note 39 – Disposal of a Property Development Project, page F-75

6.	In light of your receipt of the Receivable of HK$115,065,000, please tell us how you determined it was appropriate to record a gain on a disposals of a property development project. Within your response, please reference the authoritative accounting literature management relied upon.

Response:    The buyer (the “Buyer”) of the property development project (the “Project”) is government backed (payment is guaranteed by Tieling Municipal Government) and at the time of the recognition, there was no indication of a recoverability issue and the balance was expected to be recovered within 12 months from the balance sheet date on March 31, 2009. Management has assessed the transaction and considered that it was appropriate to recognize the gain since it met all criteria as stated in paragraph 14 of IAS 18. As disclosed in note 22 to the consolidated financial statements, the Tieling Municipal Government has entered into a memorandum with the Group and the Buyer during the fiscal year ended March 31, 2010 that the Group is able to utilize the Receivable as consideration for future land acquisition (in particular residential land) in Tieling. Accordingly the balance was transferred to deposit for acquisition of land use right as at March 31, 2010. The Group originally expected to acquire certain residential land plots from the Tieling Municipal Government within 12 months from the balance sheet date of March 31, 2010; however, it has taken longer than expected since the memorandum was signed as the Group already has a relatively large land bank on hand pending for development and is not in immediate need for additional land to develop. The Group has now identified a piece of residential land plot and currently is in discussion with the local government for its acquisition. It is now expected that the Group will be able to acquire the subject land plot in the near future and will utilize the Receivable to satisfy the acquisition price.

Robert F. Telewicz Jr., Senior Staff Accountant

February 23, 2012

Please contact the undersigned at (415) 773-5918 or Scott Porter at (415) 773-5443 with any questions concerning the foregoing.

Very truly yours,

/s/ Brett Cooper
Brett Cooper

cc:	Lee Che Chiu, China Metro-Rural Holdings Limited
Maurice Hoo, Esq.
Scott M. Porter, Esq.

Annex A

February 23, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited

Form 20-F for Fiscal Year Ended

March 31, 2011

Filed July 11, 2011

File No. 000-53776

Ladies and Gentlemen:

On behalf of China Metro-Rural Holdings Limited (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 20-F (the “Filing”) in a letter dated February 9, 2012. The undersigned hereby acknowledges:

•	that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Lee Che Chiu
Lee Che Chiu Chief Financial Officer